UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

Summary of the Resolutions adopted at the Annual General Meeting of the Shareholders of BBB Foods Inc. held on April 29, 2025

On April 29, 2025, BBB Foods Inc. (the "Company") held its annual general meeting of shareholders. All the resolutions included in the Notice of 2025 Annual Meeting of Shareholders dated April 3, 2025 were duly passed by the shareholders of the Company.

Shareholders accounting for 74.52% of the voting power entitled to vote at the meeting were present in person or by proxy, representing a quorum.

The resolutions approved at the annual general meeting of shareholders of the Company are summarized below.

1) Election of Class I Directors

Stephanie Martinez was re-elected as a Class I director of the Company. Dennis Stevens and Angela Bakker Lee were elected as Class I directors of the Company for the first time, in place of Daniel Gertsacov and Jean-
François Le Ruyet, respectively, who elected not to stand for re-election.

The Class I directors’ terms will last for three years and end no later than the annual general meeting to be held no later than April 2028.

2) Ratification of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers, S.C. was ratified as our independent registered public accounting firm for 2024.

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2025

BBB Foods Inc.

By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer